

# Dawn Hyndman · 3rd

Office Manager at Alloplastic Reconstruction, Inc |
Kaczkowski, Inc

Little Rock Metropolitan Area · 500+ connections · **Contact info**

**Alloplastic Reconstruction Inc | Kaczkowski Inc**

 **Georgia State University - J. Mack Robinson College of...**

## Experience

### Office Manager
Alloplastic Reconstruction Inc | Kaczkowski Inc
Oct 2018 – Present · 2 yrs 8 mos
Little Rock, Arkansas Area

### Writer/Editor | Digital Marketing Strategist
.
Aug 2011 – Present · 9 yrs 10 mos
Global

Promoting products, services and events using database-driven online distribution channels .

Writer / Editor for Terracon Consultants, Inc., Ackerman's Fine Art, LLC NY | Marketing for
Pete & Shorty's Iowa Bistro, Ackerman's Fine Art, LLC NY, Southern Living Magazir ...see more

### Student
Georgia State University: J. Mack Robinson College of Business
Jan 2010 – May 2011 · 1 yr 5 mos

### Corporate Services Representative
Terracon Consultants, Inc.
Jul 1999 – Jul 2009 · 10 yrs 1 mo
Greater Atlanta Area

### Accounting
Boyd & Associates, Inc.
Jun 1998 – Apr 1999 · 11 mos

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## Education



### Georgia State University - J. Mack Robinson College of Business
Business Administration, Management and Operations
2010 – 2011
Activities and Societies: Georgia State University MyRobinson (Sharepoint~Web 2.0) Steering
Committee 2010-2011~Atlanta GA

 **Florida State University**



Accounting
1981 – 1982
Activities and Societies: Florida State University Golden Chiefs



**Tallahassee Community College**
Associate of Arts (A.A.), Accounting
1983 – 1985

## Licenses & certifications

**Notary Public - Arkansas**
Arkansas Secretary of State Mark Martin
Issued Jan 2019 · Expires Jan 2027
Credential ID Commission # 12706314

## Volunteer experience

**Board Member**
Central Arkansas Trail Alliance (CATA)
Feb 2018 – Feb 2019 · 1 yr 1 mo
Environment

Following International Mountain Bicycling Association (IMBA) trail building guidelines and
working closely with state and federal land managers, other outdoor recreational clubs in
Arkansas and IMBA staff to providing safe access, sustainably, building and maintaining
quality trails in Central Arkansas.



**Board of Directors: Marketing Director**
RAMBO (Roswell, Alpharetta Mountain Bike Organization)
Feb 2014 – Dec 2014 · 11 mos
Health

Coordinate and execute marketing plans collaborated with the Membership and
Communications Directors. Duties include solicitations to prospective vendors, organizational
donators and SORBA/RAMBO members; as well as, organize volunteer and donation
campaign at RAMBO Events for the RAMBO Chapter of IMBA/SORBA.

http://www.rambo-mtb.org/

**Board of Directors / Executive Committee (Art Partners): Communications &
Marketing**
High Museum of Art
Jul 2013 – Jun 2014 · 1 yr
Arts and Culture

Serve on the Board with Marketing Art Partners Events through Social Media (FaceBook,
Pinterest), and distribution of media materials, E-Newsletters and Event Planning.

Show 5 more experiences ⌄

## Skills & endorsements

**Management** · 17
**Marko de la Garza and 16 connections** have given endorsements for this skill

**Program Management** · 12
Endorsed by **2 of Dawn's colleagues at Terracon**

**Leadership** · 9
**Marko de la Garza and 8 connections** have given endorsements for this skill

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